UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-86012

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

PHARMERICA, INC. 401(K) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

PharMerica, Inc. 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Trustees of

PharMerica, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

May 28, 2004

PharMerica, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2003	2002
Assets
Investments
Registered investment companies	$49,841,428	$33,566,083
Common collective trust funds	8,710,211	8,644,351
Common stock funds	735,530	913,264
Participant loans	1,048,890	1,102,222

Total investments	60,336,059	44,225,920

Employer contribution receivable	60,450	—

Total assets	60,396,509	44,225,920

Liabilities
Contributions refundable	—	384,045

Net assets available for benefits	$60,396,509	$43,841,875

See notes to financial statements.

PharMerica, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,130,497
Net appreciation in fair value of investments	10,645,462

11,775,959

Contributions:
Participant	7,005,020
Employer	1,720,782
Rollover	280,762

9,006,564

Total additions	20,782,523

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,217,077
Administrative expenses	10,812

Total deductions	4,227,889

Net increase	16,554,634
Net assets available for benefits:
Beginning of year	43,841,875

End of year	$60,396,509

See notes to financial statements.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

PharMerica, Inc. is a wholly-owned subsidiary of AmerisourceBergen Corporation. The following description of the PharMerica, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by PharMerica, Inc. (the “Company”) and is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employees are not persons covered under a collective bargaining agreement and only upon completion of 90 days of service.

The Plan trustee, record keeper and asset custodian was Fidelity Management Trust Company (“Fidelity”) for the period July 1, 2002 through December 31, 2003.

Contributions

Participants are entitled to defer 1% to 15% of their pretax compensation, as defined in the Plan, through contributions to the Plan to the extent that the contributions comply with IRC limitations. These contributions are not subject to federal income taxes until withdrawn, in accordance with Section 401(k) of the IRC. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans.

Effective January 1, 2001, the Company contributed $0.25 for each $1.00 of compensation contributed by the participant, up to the first 4% of the participant’s compensation. Effective January 1, 2003, the Company contributed $0.50 for each $1.00 of compensation contributed by the participant, up to the first 4% of the participant’s compensation.

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted biweekly to Fidelity for investment based on the investment options designated by the Plan’s participants.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their own contributions and earnings thereon.

Effective January 1, 2001, the Company implemented a 5-year graded vesting scale. With respect to any contributions made to the Plan prior to January 2001, employees were fully vested in all contributions to their accounts. For participants with less than three years of service, as defined, prior to January 1, 2001, participants vest in the employer contributions plus actual earnings thereon over a period of five years. A Plan year during which an employee works at least 1,000 hours is counted as one year of vesting service. In the event of death or total or permanent disability of the participant or termination of the Plan, participants become fully vested in the employer contributions plus actual earnings thereon.

Effective January 1, 2003, the Company elected to reduce the vesting schedule to allow participants to vest in the employer contributions and earnings thereon over a period of four years.

Participant Loans

Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last 12 months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on employee loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed 15 years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at a rate based on quotes received from a financial institution as chosen by the advisory committee. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2003, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5.75% to 10.50%.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Withdrawals and Payment of Benefits

A participant’s account, less any loans outstanding, is distributed in a lump sum upon retirement. Benefits are also payable upon a participant’s termination, death or total or permanent disability, at the election of the participant or their beneficiary, in a lump sum. In addition, hardship withdrawals are permitted if certain criteria are met.

Forfeited Accounts

If a participant separates from service before vesting, the portion of the account attributable to employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. Employer matching contributions were reduced by forfeitures of $1,048 during the year ended December 31, 2003. Forfeited nonvested accounts totaled $203,923 and 183,437 at December 31, 2003 and 2002, respectively.

Risks and Uncertanties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Other Receivables

As of December 31, 2003, the Plan was due a Qualified Non-Elective Contribution to be allocated to the Non-Highly Compensated participants of $60,450. This contribution was needed to pass the Average Deferral Percentage Test.

Other Liabilities

As of December 31, 2002, the Plan was liable to refund excess employee contributions and earnings and matching contributions and earnings of several highly compensated employees, totaling $384,045, in order to pass the Average Deferral Percentage Test. Subsequent to the issuance of the Plan’s 2002 financial statements, the Company elected not to refund the excess contributions and earnings of highly compensated employees and decided rather to contribute $33,831 to the accounts of non-highly compensated participants, as permitted by the IRC, to satisfy the Average Deferral Percentage Test.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Plan Termination

The Company has the right at any time to terminate the Plan. Upon termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Registered Investment Companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. The AmerisourceBergen Stock Fund is valued at its year-end closing price (constituting market value of shares owned, plus un-invested cash position). Participant loans are valued at their outstanding balance, which approximates fair value. Purchase and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common collective trust managed by an affiliate of Fidelity. Fidelity acts as trustee for certain investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

The plan held investments in AmerisourceBergen securities with a fair value of $735,530 and $913,264 as of December 31, 2003 and 2002, respectively. Dividends of approximately $1,399 were received during the year ended December 31, 2003.

The Company paid the majority of the administrative expenses of the Plan for the year ended December 31, 2003.

NOTE 4 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2003	2002
Fidelity Growth Company Fund	$9,711,160	$6,293,713
Fidelity Diversified International Fund	12,839,654	8,674,016
Fidelity Spartan U.S. Equity Index Fund	16,735,425	12,722,621
PIMCO Total Return Fund - Administrative Class	5,079,192	4,274,286
Fidelity Managed Income Portfolio II Class I	8,710,211	8,644,351

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$10,593,735
Common stock funds	51,727

$10,645,462

NOTE 5 – TAX STATUS

The Plan has received a determination letter dated July 11, 2003, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

NOTE 6 – RECLASSIFICATIONS

Certain reclassifications of the 2002 amounts have been made to conform to the 2003 presentation.

NOTE 7 – SUBSEQUENT EVENT

Effective January 1, 2004, the Plan was amended to provide the following. As of January 1, 2004, participants are entitled to defer 1% to 50% of their pretax compensation, as defined in the Plan, through contributions to the Plan to the extent that the contributions comply with IRC limitations. Also effective January 1, 2004, the Company contributes 100% of the first 3% of the participant’s contribution, and 50% of the next 2% of the participant’s contribution, but not exceeding a total of 4% of the participant’s compensation, as defined.

Participants became one hundred percent (100%) vested in any contribution credited to the Matching Contribution Account through January 1, 2004 as well as future contributions to said account. Participants who transferred employment to Pharmacy Healthcare Solutions, Ltd. on January 1, 2004 became one hundred percent (100%) vested in any contributions credited to the Matching Contribution Account effective December 31, 2003.

Schedule 1

PharMerica, Inc. 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)

EIN: 74-2019242 Plan No.: 002

Schedule H, line 4i – Schedule of Assets (Held At End of Year)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Fidelity Magellan Fund	Registered Investment Company	$401,841
* Fidelity Growth Company Fund	Registered Investment Company	9,711,160
* Fidelity Low-Priced Stock Fund	Registered Investment Company	1,085,079
* Fidelity Diversified International Fund	Registered Investment Company	12,839,654
* Fidelity Mid-Cap Stock Fund	Registered Investment Company	397,167
* Fidelity Freedom Income Fund	Registered Investment Company	58,940
* Fidelity Freedom 2000 Fund	Registered Investment Company	90,986
* Fidelity Freedom 2010 Fund	Registered Investment Company	356,055
* Fidelity Freedom 2020 Fund	Registered Investment Company	936,558
* Fidelity Freedom 2030 Fund	Registered Investment Company	182,868
* Fidelity Freedom 2040 Fund	Registered Investment Company	77,258
* Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	16,735,425
Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio - Class B	Registered Investment Company	297,003
Oakmark Select Fund	Registered Investment Company	1,140,929
PIMCO Total Return Fund - Administrative Class	Registered Investment Company	5,079,192
Washington Mutual Investors Fund - Class A	Registered Investment Company	451,313
* Fidelity Managed Income Portfolio II Class I	Common Collective Trust Fund	8,710,211
* AmerisourceBergen Common Stock Fund	Common Stock Fund	735,530
* Participant Loans	Interest rates from 5.75% to 10.50%	1,048,890

Total Assets		$60,336,059

* Party in Interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PharMerica, Inc. 401(k) Profit Sharing Plan

By:	/s/ John M. Lanier
John M. Lanier
Vice President, Finance
PharMerica, Inc.

June 25, 2004